June 18, 2007

Ms. Jennifer R. Hardy

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	International Securities Exchange Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 18, 2007
File No. 001-32435

Dear Ms. Hardy:

On behalf of International Securities Exchange Holdings, Inc. (the “Company” or “ISE”), this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing provided in the letter dated June 13, 2007 to David Krell of ISE (the “Comment Letter”). Our responses are in bold text following the text of each comment (with page references to the amended preliminary proxy statement referred to below). We have revised certain disclosures in the preliminary proxy statement as requested in the Comment Letter and provided explanations to other comments. Concurrent herewith, we are filing an amendment to the preliminary proxy statement in response to the Comment Letter and for other updating changes. Included herewith are marked copies of the amendment to expedite your review and the review of the Division of Market Regulation.

Division of Corporation Finance

General

1.	Please provide us with copies of all materials prepared by the financial advisors and provided to ISE’s board or its representatives. In particular, please provide us with copies of board books and transcripts, summaries or video presentation materials.

R:	Evercore: The written presentation prepared by Evercore, dated April 29, 2007, for the Board of Directors meeting which is summarized under the caption “Opinion of Evercore,” is being provided to the Staff under separate cover by Davis Polk & Wardwell, counsel for Evercore, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

In accordance with such Rule, counsel for Evercore has requested that the written presentation prepared by Evercore and provided to the Board of Directors be returned promptly following completion of the Staff’s review thereof. Counsel for Evercore also has requested confidential treatment of the written presentation prepared by Evercore pursuant to the provisions of 17 C.F.R. §200.83.

Merrill Lynch: The written presentation prepared by Merrill Lynch, dated April 29, 2007, for the Board of Directors meeting which is summarized under the caption “Opinion of Merrill Lynch,” is being provided to the Staff under separate cover by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel for Merrill Lynch, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

In accordance with such Rule, counsel for Merrill Lynch has requested that the written presentation prepared by Merrill Lynch and provided to the Board of Directors be returned promptly following completion of the Staff’s review thereof. Counsel for Merrill Lynch also has requested confidential treatment of the written presentation prepared by Merrill Lynch pursuant to the provisions of 17 C.F.R. §200.83.

2.	Please provide us with all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other parties to the transaction. Please note that any such material exchanged forecasts must be disclosed in your filing.

R:	Financial projections prepared by management of the Company and provided to Eurex are being provided to the Staff under separate cover letter by the undersigned, counsel for the Company, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Such financial projections were not prepared with a view to the public disclosure thereof and contain competitively sensitive information.

In accordance with such Rule, the undersigned has requested that such financial projections be returned promptly following completion of the Staff’s review thereof. The undersigned also has requested confidential treatment of such financial projections pursuant to the provisions of 17 C.F.R. §200.83.

The Company believes that the summaries of the financial projections included in the description of the financial advisors’ analyses (the last paragraph on page 31 and the third full paragraph on page 41) satisfy its disclosure obligations with respect to such financial projections.

Letter to Stockholders and Notice to Stockholders

3.	Please disclose succinctly that as a result of the merger, Eurex will acquire ISE.

R:	The required disclosure has been added to the first paragraph of the Letter to Stockholders and to the third paragraph of the Notice to Stockholders.

Summary Term Sheet, page 1

The Transaction, page 3 and Financing, page 4

4.	Please disclose the total amount of consideration Eurex will pay in the merger.

R:	The total amount of the merger consideration (approximately $2.8 billion) has been added in the fourth paragraph on page 3 and in the third paragraph on page 4.

Opinions of Financial Advisors..., page 4

5.	We note the disclosure in the second paragraph. We also note the statements in the first sentence of the last paragraph of Annex B-l and in the first sentence of the second to last paragraph of Annex B-2. Please remove the implication that ISE security holders are not entitled to rely on the fairness opinions. Please also comply with this comment in the second paragraph under the heading “Opinion of Evercore” on page 30 and the fourth paragraph under the heading “Opinion of Merrill Lynch” on page 36.

R:	Evercore: The word “solely” has been deleted in the third sentence of the second paragraph on page 4 and it has been noted in the bold paragraph on page 30 that Evercore’s fairness opinion has been included in the proxy statement with Evercore’s consent.

Merrill Lynch: The word “solely” has been deleted in the third sentence of the second paragraph on page 4 and it has been noted in the bold paragraph on page 36 that Merrill Lynch’s fairness opinion has been included in the proxy statement with Merrill Lynch’s consent.

Financing; Guaranty Agreement.... page 4

6.	Please provide us with reasonable support for the assertion in the first sentence.

R:	Because, as is included in our response below to comment #7, Eurex’s parent companies will be supplying the amounts needed for Eurex to pay the merger consideration and Deutsche Börse has guaranteed Eurex’s obligations under the merger agreement, the Company is satisfied that Eurex will have funds available to finance the merger consideration.

7.	Please disclose there is no financing condition to the completion of the proposed merger. In addition, please disclose the percentages of the merger consideration to be contributed by Deutsche Börse and SWX.

R:	A statement that there is no financing condition to the completion of the proposed merger and the percentages of the merger consideration to be contributed by Deutsche Börse and SWX have been added in the third paragraph on page 4.

8.	Please provide us with copies of each of the agreements relating to the payment of the merger consideration, including the guaranty. Please also provide us with a copy of the assurance noted in the second paragraph under “Indemnification and Insurance” on page 47.

R:	Copies of the requested agreements are attached hereto.

Interests of the Company’s Directors and Executive Officers in the Merger, page 5

9.	If any of ISE’s executive officers will remain with the surviving company after the merger, please identify them.

R:	Each of ISE’s executive officers (as listed in the Company’s most recent Form 10-K) intends to remain with the Company following the proposed merger, and a statement to that effect has been added in the first paragraph on page 6.

The Transaction, page 19

Background of the Transaction, page 19

10.	We note the disclosure in the first full paragraph on page 20. Please explain how ISE was introduced to Eurex. Please also explain why any transaction would have to be structured as a cash-only transaction.

R:	The requested disclosures have been added in the second paragraph on page 20.

11.	We note the disclosure in the second to last paragraph on page 22. Please explain in greater detail the reasons why it was not in the best interests of stockholders to remain an independent company.

R:	The requested disclosure has been added in the last paragraph on page 22 and the carryover paragraph on the top of page 23.

12.	Please explain why ISE requested separate opinions from two financial advisors and revise the disclosure to clarify the distinction(s) between the two opinions.

R:	The reasons for the Company’s obtaining two separate finance opinions have been added in the fourth paragraph on page 19 and a statement clarifying that the Company’s Board of Directors determined that the two opinions were largely consistent has been added to the third full paragraph on page 26.

Opinion of Evercore, page 30

13.	We note the disclosure in the second sentence of the second paragraph. Please revise to remove the statement that the summary is qualified by reference to the full text of the opinion, as security holders are entitled to rely on the disclosure in the filing. Please also comply with this comment in the second sentence of the third paragraph under “Opinion of Merrill Lynch” on page 36, in the first sentence of the introductory paragraph under “The Merger Agreement” on page 51, and in the second paragraph under “Rights of Appraisal” on page 68.

R:	The requested changes have been made in the fifth paragraph on page 30, the last paragraph on page 36, the introductory paragraph on page 51 and the second paragraph on page 68.

14.	We note the disclosure in the first paragraph on page 31. Please disclose the basis for these assumptions, including the financial advisor’s assumption that the financial projections were reasonably prepared. Please also comply with this comment in the second to last paragraph on page 37.

R:	The requested changes have been made in the first full paragraph on page 31, the last paragraph on page 37 and the carryover paragraph on the top of page 38.

15.	We note the disclosure in the third paragraph. Please disclose whether there were any material changes between the draft merger agreement and the final executed version of the merger agreement. Please also comply with this comment in the second to last paragraph on page 37.

R:	A statement that the draft merger agreement reviewed by the financial advisors and the executed merger agreement were not different in any material respect for any matter related to their respective fairness opinions has been added in the carryover paragraph on the top of page 31 and in the first paragraph on page 38.

16.	We note the disclosure in the last sentence of the third paragraph on page 36. A summary, by its nature, is not complete. Your disclosure suggests that you may not have summarized all of the material analyses performed by the financial advisor. Please revise to remove this statement. Please also comply with this comment in the first sentence of the introductory paragraph under “The Merger Agreement” on page 51.

R:	The requested deletions have been made from the third paragraph on page 36 and the introductory paragraph on page 51.

17.	Please disclose any association between ISE and its financial advisor within the past two years for which the financial advisor received remuneration, including the amount of the remuneration. Please refer to Item 1015(b)(4). Please also comply with this comment in the last paragraph on page 41.

R:

A statement that there has been no association between ISE and its financial advisors within the past two years for which the financial advisors received remuneration (other than a $202,820 payment to Evercore Partners in connection with services related to the formation and private placement of ISE Stock

Exchange, LLC and $347,890 of underwriting fees received by Merrill Lynch from the selling stockholders in an underwritten secondary offering of the Company’s Class A common stock in December 2005) has been added in the fourth paragraph on page 36 and in the second paragraph on page 42.

Certain U.S. Federal Income Tax Consequences, page 47

18.	Please revise the heading to this section and the first sentence of the first introductory paragraph to clarify that this section discusses the “material” federal tax consequences and not just “certain” federal tax consequences.

R:	The word “material” has been substituted for the word “certain” in the table of contents, in the heading to the tax description in the Summary Term Sheet on page 6, in the heading to the tax description on page 47 and in the fifth paragraph on page 47.

The Merger Agreement, page 51

19.	Please revise the statements in the fourth and fifth sentences of the introductory paragraph to remove the implication that the merger agreement does not constitute disclosure under the federal securities laws.

R:	Disclosure has been added in the introductory paragraph on page 51 to make it clear that the merger agreement has been included in the proxy statement to provide information to Company stockholders concerning the terms of the merger agreement, the legal document that governs the merger.

Representations and Warranties, page 53

20.	We note the statements in the second, third and fourth sentences of the first paragraph and have the following comments:

•	Please revise to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

R:	Disclosure has been added in the third full paragraph on page 53 to make it clear that the merger agreement has been included in the proxy statement to provide information to Company stockholders concerning the terms of the merger agreement, the legal document that governs the merger.

•

Please be advised that, notwithstanding your statements, you are responsible for considering whether additional disclosure may be required to make the statements included in your filing not misleading.

R:	The Company acknowledges its responsibility for considering whether additional disclosure may be required to make the statements included in its Schedule 14A filing not misleading.

Division of Market Regulation

Summary Term Sheet—The Parties to the Merger, pages 1-2

21.	Please explain how you define “largest” (in terms of dollars, volume, etc.) to provide context in each of the following statements: “[w]e operate the largest U.S. equity options exchange;” “Eurex has grown to become the largest derivatives market in the world;” and Deutsche Börse “is the largest exchange organization worldwide.” Please revise similar statements on page 15 of the Proxy Statement.

R:	The requested explanations for the use of the term “largest” in the context of the foregoing statements have been added in the second, third and fourth paragraphs on page 1 and the first, second and third paragraphs on page 15.

22.	In the first sentence of the first paragraph following the address of Eurex, please clarify that Eurex is jointly indirectly owned by Deutsche Börse and SWX. Please make a corresponding change on page 15 of the Proxy Statement.

R:	The requested clarifications have been added in the third paragraph on page 1 and in the second paragraph on page 15.

23.	In the third sentence of the second paragraph following the address of Eurex, please clarify the statement that Deutsche Börse’s services “cover the entire securities process chain from trading over clearing ...” (emphasis added). Please make the same clarification on page 15 of the Proxy Statement.

R:	The requested clarification has been added in the last sentence of the fourth paragraph on page 1 and the last sentence of the third paragraph on page 15.

24.	In the first sentence of the paragraph following the address of Merger Sub on page 2, please delete the second use of the word “indirect.”

R:	The second use of the word “indirect” has been deleted in the first sentence of the first paragraph on page 2.

Summary Term Sheet—Regulatory Approvals—SEC Approval, pages 6-7

25.	In the first sentence of the second paragraph, you note that representatives of the Company and legal advisors of Eurex held discussions with the Commission staff “to gain some understanding of the legal requirements that the SEC would apply before granting such approval.” As drafted, the sentence may imply that if such requirements are met the Commission would grant its approval. The Commission staff notes that meeting such requirements may not be sufficient to gain the Commission’s approval of any rule filing regarding certain elements of the proposed organization and operations in connection with the Merger, as the Commission staff does not speak for the Commission. Please revise this statement to reflect this uncertainty. Please make corresponding changes throughout the Proxy Statement.

R:	The requested disclosures have been added in the last paragraph on page 6, the first paragraph on page 7, the fourth and fifth paragraphs on page 20, the third full paragraph on page 23, the seventh full bullet on page 28, and the third and fourth full paragraphs on page 49.

26.	Please revise the second sentence of the same paragraph to reflect that the surviving corporation will be subject to oversight by the Commission following the effective time of the Merger, specifically with respect to ownership and voting restrictions. We further note that the applicable parent companies and certain persons involved in the activities of ISE, LLC will be subject to a number of jurisdiction and control provisions, not only the two provisions noted in the Proxy Statement. The scope and terms of all such jurisdiction and control provisions have not been determined. Please revise the second sentence to reflect the current status of the jurisdiction and control provisions. Please make corresponding changes to the last paragraph on page 49 of the Proxy Statement.

R:	The requested disclosures have been added in the first paragraph on page 7 and the fourth full paragraph on page 49.

27.	In the carryover paragraph at the top of page 7, you note that based on the discussions with the Commission staff, ISE and Eurex determined that they had a sufficient understanding of the general parameters of an acceptable regulatory framework that would permit the Merger. We remind you that the views of the Commission staff do not necessarily reflect the views of the Commission. The same comment applies to similar statements made throughout the Proxy Statement, for example, on pages 20, 23, and 50.

R:	The requested disclosures have been added in the first paragraph on page 7, the fourth and fifth paragraphs on page 20, the third full paragraph on page 23, the seventh full bullet on page 28, and the fourth full paragraph on page 49.

28.	In the first full paragraph on page 7, you note that Eurex and ISE will use their reasonable best efforts to obtain the Commission’s “approval of the Merger and the other transactions contemplated by the Merger Agreement.” We note that the Commission would not approve the Merger, but rather, may approve a rule filing regarding certain elements of the proposed organization and operations in connection with the Merger. Please make corresponding changes throughout the Proxy Statement, including on pages 29 and 50.

R:	The requested disclosures have been added in the second and third paragraphs on page 7, the fourth paragraph on page 20, the thirteenth bullet on page 29, the first paragraph on page 50, and the first and third paragraphs on page 60.

The Transaction—Background of the Transaction, page 20

29.	Please revise the third sentence of the first full paragraph on page 20 to specify that Eurex is jointly indirectly owned by Deutsche Börse and SWX, and consider adding “and” at the beginning of the clause indicating that SWX is a privately-held company.

R:	The requested modifications have been made in the fifth sentence of the second paragraph on page 20.

30.	Please revise the third sentence of the third full paragraph to reflect that such discussions would be with the Commission staff, and the approval sought from the Commission would be related to a rule filing regarding certain elements of the proposed organization and operations in connection with the Merger.

R:	The requested modification have been made in the third sentence of the fourth paragraph on page 20.

The Merger Agreement—The Merger, page 51

31.	In the second paragraph, you state that ISE’s certificate of incorporation as amended and restated, will be the certificate of incorporation of the surviving corporation and the bylaws of Merger Sub will be the bylaws of the surviving corporation. Please confirm that this statement is correct. Please note that the bylaws of Merger Sub would need to be filed with the Commission as part of a proposed rule change.

R:	We hereby confirm that the statement that ISE’s certificate of incorporation as amended and restated will be the certificate of incorporation of the surviving corporation (i.e., ISE) and the bylaws of Merger Sub will be the bylaws of the surviving corporation (i.e., ISE) upon the consummation of the proposed merger is correct. These documents will be filed with the Commission as part of the request for its approval of a proposed rule change under Section 19(b) of the Securities Exchange Act of 1934 in connection with the proposed merger.

The Merger Agreement—Director Resignations, page 56

32.	Please revise the paragraph to state that “[a]ll members of ... (iii) the board of directors of each of the subsidiaries of the Company ... will submit their resignations on the closing date of the Merger,” as “Board of Directors” is a defined term relating to the board of directors of ISE.

R:	The requested revision has been made in the first full paragraph on page 56.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that your filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

•	Your company is responsible for the adequacy and accuracy of the disclosure in your filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to your filing; and

•	Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

R:	The Company has signed the requested acknowledgement attached hereto as Appendix A.

*      *      *      *

If you have any questions, please call me at 212-530-5680 or, in my absence, Sherry Didia at 212-530-5382. The Company hopes to mail the definitive proxy materials to Company stockholders by Monday, June 25, 2007.

Sincerely,

/s/ Robert S. Reder
Robert S. Reder

cc:	Andrew Schoeffler,
Division of Corporation Finance
Kim Allen
Division of Market Regulation
Michael J. Simon
International Securities Exchange Holdings, Inc.

APPENDIX A

I, Michael J. Simon, the Secretary of International Securities Exchange Holdings, Inc. (the “Company”) , hereby acknowledges on behalf of the Company that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Schedule 14A filing referred to in the letter to which this acknowledgement is attached;

2. Staff comments or changes to disclosure in response to staff comments in such Schedule 14A filing do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to such filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 18, 2007

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By:	/s/ Michael J. Simon
Michael J. Simon Secretary